January 7, 2011
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn:	Kevin L. Vaughn
Accounting Branch Chief

Re:	Universal Biosensors, Inc.
Form 10-K for the Year Ended December 31, 2009
Filed March 16, 2010
File No. 000-52607
Ladies and Gentlemen:
     Reference is made to your letter of December 28, 2010 commenting on the Annual Report on Form 10-K filed by Universal Biosensors, Inc. (“Company”) for the year ended December 31, 2009 (“Form 10-K”).
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,
/s/ Salesh Balak
Salesh Balak
Chief Financial Officer of Universal Biosensors, Inc.